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October 18, 2024	vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Registration Statement on Form N-1A
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 20, 2024 with respect to the Registration Statement on Form N-1A filed on August 23, 2024 (the “Registration Statement”) for Tortoise Power and Energy Infrastructure Fund (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

PROSPECTUS

Cover Page

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields before requesting effectiveness of the Registration Statement.

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U.S. Securities and Exchange Commission

October 18, 2024

Fund Summary, page 1

Fees and Expenses of the Fund, page 1

2.	Comment: Please bold the second sentence in the narrative before the fee table as required by Item 3 of Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

3.	Comment: Please disclose in a footnote to the Fund’s fee table that “Other Expenses” are based on estimated amounts for the current fiscal year as required by Instruction 6(a) to Form N-1A.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Example, page 1

4.	Comment: Please only include expenses for years 1 and 3 as this is a new fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

Principal Investment Strategies, pages 1-10

5.	Comment: The disclosure found in Pages 1-10, appears to be a description of the Fund’s principal investment strategies. Form N-1A requires a summary in plain English of the principal investment strategies of the Fund and should be a summary of the information provided in Item 9. The disclosure does not conform to this requirement. Inclusion of excessive detail and disclosure that is not a principal investment strategy of the Fund has the effect of obscuring important information about the Fund’s principal investment strategies. Please revise the Item 4 description of principal investment strategies to conform to the requirements of Form N-1A and provide a concise summary in plain English of the principal investment strategies the Fund will utilize to seek to meet its investment objective and move disclosure unrelated to principal strategies and excessive detail to Item 9 or the Statement of Additional Information, as appropriate. Examples include, but are not limited to, the following:

(a)          The third full paragraph on Page 2, contains a discussion of the qualification requirements under Subchapter M of the Internal Revenue Code. This is not a principal strategy and should be covered in response to Item 7 of Form N-1A.

(b)          The section entitled “Power and Energy Infrastructure Fixed Income Securities” on Page 3 contains a lengthy description of different features of certain fixed income securities and in some cases risks of certain fixed income securities. Please move excessive detail to Item 9 or an appropriate place in the registration statement (risk section of Item 4 or 9 or the SAI as appropriate) so as not to obscure important information about the Fund’s principal strategies.

(c)           The first full paragraph of the section entitled “Power and Energy Infrastructure Equity Securities” on Page 4-6, states that the Fund intends primarily to invest in MLP common units and common stock and then goes on to refer to a lengthy list of other equity securities and details about each of those types of equity securities, including some risk disclosure (adverse events, etc.) about equity securities. Item 4 should list only the securities that the Fund will invest in as a principal strategy with the other detailed descriptions of the instruments and the risks in an appropriate part of the registration statement, including the Summary Risk Section of Item 4 or in Item 9 or the SAI, as appropriate.

U.S. Securities and Exchange Commission

October 18, 2024

(d)          Item 4 requires disclosure of principal strategies and not negative strategies. The disclosure that the Fund will not engage in short sales in the second full paragraph on Page 2 is not a principal strategy and can be included in Item 9 or the SAI as a non-fundamental investment policy.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

6.	Comment: The second full paragraph on Page 1 states that the Fund invests primarily in power and energy infrastructure companies. The first full paragraph on Page 2 details the Fund’s 80% policy. Please reconcile this disclosure with the Fund’s 80% policy

Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.	Comment: Please define how the Fund interprets the phrase “stable and defensive characteristics” and “throughout economic cycles” in the second sentence of the last full paragraph on Page 1.

Response: The Registrant views companies that provide consistent dividends and stable earnings regardless of the state of the overall stock market as companies providing stable and defensive characteristics throughout economic cycles. The Registrant has revised the disclosure accordingly.

8.	Comment: Please disclose how the Fund defines “low volatility and minimization of downside risk” in the first sentence of the first paragraph on Page 2.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

9.	Comment: Please disclose how the Fund defines “assets systems” in the last sentence of the first paragraph on Page 2.

Response: The Registrant has revised the disclosure to refer to “long-lived assets” in place of “asset systems.”

10.	Comment: The second sentence of the first paragraph on Page 2 states that the Fund invests 80% of its total assets, including borrowings, in securities of energy and infrastructure companies. This paragraph also defines power infrastructure and energy infrastructure companies but does not include the criteria that the Fund will use to identify how a particular company is economically tied to power infrastructure or energy infrastructure. Please disclose the criteria the Fund will use to determine whether a company is a power infrastructure or energy infrastructure company for purposes of its 80% policy.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

October 18, 2024

11.	Comment: Please consider re-organizing the principal investment strategy disclosure to generally describe the types of securities that the Fund will invest in and then group discussion of similar investments/strategies, investment vehicles, investments, and/or limitations together. For example, the first sentence of the second full paragraph on Page 2 states that the Fund will invest a minimum of 50% of its total assets in fixed income securities and then contains other investment limitations that could potentially apply to fixed income or other investments. As another example, as drafted, the permissive list of investments in foreign issuers could be interpreted as applying only to fixed income investments of the Fund because it is contained in the paragraph describing the Fund’s investments in fixed income securities.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

12.	Comment: In the second full paragraph on Page 2, disclose how the Fund will invest the remaining 50% of its assets (i.e., in equity securities or derivatives etc.) and then how the remaining investment limitations apply to both types of investments.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

13.	Comment: The second full paragraph on Page 2 states that the Fund may invest 10% of its assets in non-US issuers. If the Fund may invest, as a principal strategy in emerging markets issuers, please add disclosure to that effect and risk disclosure about the additional risks of investing in emerging markets.

Response: The Registrant confirms that investments in securities of emerging markets issuers is not a principal strategy of the Fund.

14.	Comment: The first sentence of the fourth full paragraph on Page 2 states that “[a]lthough inconsistent with its investment objectives, under adverse market or economic conditions or pending investment of offering or leverage proceeds” the Fund can make certain defensive investments and describes those investments and certain risks associated with such investments.

(a)          In compliance with Form N-1A, if these investments will be a principal strategy, please provide a concise summary in plain English if the Fund will use temporary defensive investments, and under what circumstances with additional detail and risk disclosure in an appropriate place in the registration statement.

Response: The Registrant confirms that these investments are not a principal strategy of the Fund.

(b)          Please also supplementally explain if and how the Fund intends to obtain leverage. If so, please disclose accordingly if it is part of the principal investment strategy, or otherwise revise the disclosure referring to leverage if this was inadvertently included.

Response: For the information of the staff, the Fund does not intend to use leverage in the implementation of its principal investment strategies.

U.S. Securities and Exchange Commission

October 18, 2024

15.	Comment: The first full paragraph on Page 3 states that the Fund may invest up to 25% of its assets in MLPs.

(a)          Please disclose in an appropriate place in the registration statement, as applicable, that if an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund, which could, in turn, require shareholders to amend their own federal, state, or local tax returns.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

(b)          If the Fund invests in equity interests of MLPs, please confirm if those investments include general partnership interests in the MLP

Response: The Registrant confirms that the Fund will not invest in general partnership interests in MLPs.

(c)           Please confirm that current income tax expenses and/or deferred income tax expenses will be reflected in the fee table.

Response: The Registrant confirms that current income tax expenses and/or deferred income tax expenses, if any, will be reflected in the fee table.

16.	Comment: Please explain supplementally to the staff whether the Fund intends to invest through any entity that: (1) is primarily controlled by the Fund; and (2) primarily engages in investment activities in securities or other assets. If so, we may have additional comments.

Response: For the information of the staff, the Fund has no intention to invest through such entities.

17.	Comment: The first sentence of the section entitled “Investment Grade Securities” refers to the “Adviser.” Please disclose the name of the Adviser the first time the term is used as a defined term.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

18.	Comment: The section entitled “Power and Energy Infrastructure Equity Securities” on Page 4 states that equity securities could consist of MLP common units or common stock. MLP interests are also discussed on Page 3 related to the Fund’s investments in fixed income securities. Consistent with Comment 11, please consider re-organizing the principal investment strategy disclosure to group discussion of similar investments/vehicles/strategies together to provide a more concise summary of the Fund’s principal investment strategies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

19.	Comment: Please supplementally explain if the Fund will invest more than 15% of its assets in hedge funds or private equity issuers that rely on the exclusions in either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940. Also, please supplementally explain if the Fund will invest in the securities of unlisted closed end funds or business development companies.

Response: For the information of the staff, the Fund has no intention to invest in such securities.

U.S. Securities and Exchange Commission

October 18, 2024

20.	Comment: The section entitled “Covered Call Options Strategy” on Page 6 describes the Fund’s covered call options strategy and states that the Fund currently intends to only write calls on securities it holds in its portfolio. Please supplementally explain if the Fund will only write call options on securities that it owns, or if the Fund will use a synthetic options strategy. We may have additional comments.

Response: For the information of the staff, in connection with its covered call options strategy, the Fund intends to write options only on securities it owns and has no intention to use a synthetic options strategy.

Principal Risks, pages 7-12

21.	Comment: Form N-1A requires a summary of the principal risks with more detailed disclosure of the risks in Item 9. There does not appear to any differentiation between the risks disclosed in Item 4 and the risk disclosed in Item 9. Please revise to provide a summary of the more detailed risk disclosure in Item 9.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

22.	Comment: Please order the principal risks of this Fund in order of importance. For example, concentration risk is disclosed at the end of the summary risk disclosure on Pages 10 and 11. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

23.	Comment: There is summary risk disclosure entitled “Diversification Risk” on Page 9. However, the principal strategies do not disclose that the Fund is non-diversified. Please disclose that the Fund is non-diversified in the discussion of principal investment strategies to align the principal risks with the principal investment strategies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

24.	Comment: On Page 12 of the Statement of Additional Information, you state that the Fund can concentrate in a group of industries. Page 10 of the “Principal Risks” section contains sector concentration risk disclosure. Page 11 of the “Principal Risks” section contains additional disclosure in a subsection entitled “Risks Related to Investing in the Power and Energy Infrastructure Sectors.”

(a)          Please consolidate the concentration risk disclosure and state clearly that the Fund can concentrate in a group of industries as stated in the SAI or amend the Fund’s concentration policy.

U.S. Securities and Exchange Commission

October 18, 2024

(b)          Clearly disclose in the principal investment strategies that the Fund will concentrate in a group of industries and disclose how sector concentration differs from concentration in a group of industries.

(c)           Consistent with the requirements of Form N-1A, provide a summary description in plain English of the concentration risk in Item 4 with a more detailed description in Item 9

Response: The Registrant has revised the disclosure in response to the staff’s comment.

25.	Comment: The principal investment strategies include the ability of the Fund to invest in non-US securities but there is no corresponding foreign security risk in the summary risk section or Item 9. If investing in non-US issuers is a principal investment strategy, please add summary risk disclosure in Item 4 and also define explicitly how the Fund determines if an issuer is a non-US issuer in Item 9 or the SAI as appropriate.

Response: The Registrant has revised the disclosure in response to the staff’s comment. The Registrant notes that the summary risk section includes non-U.S. securities risk.

26.	Comment: In the section entitled “ETF-Related Risk” beginning on Page 12, please add disclosure that due to the bid-ask spread, that investors may pay more or receive less than NAV when buying or selling their shares on an exchange.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

27.	Comment: On Page 12, you include the performance history of the Fund’s predecessor. Please supplementally confirm that the performance history will reflect the appropriate accounting survivor of the merger of the three closed end funds reflected in the Form N-14 filed by Tortoise Capital Series Trust on August 23, 2024.

Response: The Registrant confirms that the performance history will reflect the appropriate accounting survivor of the merger as is reflected in the Form N-14 registration statement.

28.	Comment: On Page 13, in the table describing average annual returns, please conform to the N-1A instructions. Specifically, adjacent to the table required by Item 4(b)(2)(iii) and (iv), provide a brief explanation that: (A) after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes; (B) actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

29.	Comment: The average annual return table on Page 13 includes the TPZ Benchmark Composite Index. Please be advised that the staff does not consider the TPZ Benchmark Composite Index to be an appropriate broad-based index. Please advise the staff which broad-based index the Fund intends to use. See Instruction 6 to Item 27A(d)(2) of Form N-1A.

Response: The Registrant will use the S&P 500 Total Return Index as the broad-based index for the Fund and has updated the disclosure accordingly.

U.S. Securities and Exchange Commission

October 18, 2024

ADDITIONAL FUND INFORMATION, pages 14-25

30.	Comment: Please make conforming changes to Item 9 disclosure regarding principal investment strategies and risks as appropriate from changes in Item 4 disclosure comments.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Non-US Securities, page 6

31.	Comment: The section entitled “Non-US Securities” on Page 6 states that Non-US Issuers “may be” issued by companies with different characteristics. Please include in Item 9 or in the SAI the definitive criteria the Fund will use in identifying such Non-US Issuers (i.e., country of organization, trading market for securities, currency denomination of the securities and/or an asset/revenue test

Response: The Registrant has revised the disclosure in response to the staff’s comment.

32.	Comment: On Page 13, the last bullet point on the carryover paragraph states that “[t]he Fund has the ability to covered calls.” The sentence is incomplete.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

INVESTMENT ADVISORY AND OTHER SERVICES

Investment Adviser, page 19

33.	Comment: Please supplementally confirm to the staff that the Fund will not be using any sub- advisers

Response: The Registrant confirms that it will not be using any sub-advisers.

PURCHASES AND ISSUANCE OF SHARES IN CREATION UNITS

Acceptance of Orders of Creation Units, page 28

34.	Comment: Rule 6c-11 under the Investment Company Act of 1940 imposes constraints on a Fund’s ability to suspend or reject creation orders. Accordingly, please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(i) the acceptance of the basket would have certain adverse tax consequences; and (ii) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners

Response: The Registrant has revised the disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

October 18, 2024

PART C - OTHER INFORMATION

Item 30. Indemnification, Page C-2

35.	Comment: To the extent that the Declaration of Trust and/or Bylaws contain provisions for the indemnification of officers and/or Trustees, please add an indemnification undertaking required by Rule 484 under the Securities Act of 1933 when Item 30 is completed by amendment.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

36.	Comment: Section 6(a) of the Securities Act of 1933 requires signatures of the principal executive officer, principal financial officer and a majority of the Trustees. This registration statement was signed only by an initial Trustee. Please ensure that pre-effective and post- effective amendments to this registration statement are signed by the required personnel under Section 6(a).

Response: The Registrant confirms that pre-effective and post-effective amendments to the registration statement will be signed by the required personnel under Section 6(a).

GENERAL COMMENTS

37.	Comment: A full financial review must be performed before declaring the registration statement effective, including reviewing, without limitation, the completed fee table, hypothetical expense examples, references to the auditor, auditor consent and seed financial statements.

Response: The Registrant confirms that these items will be completed before the Registrant requests that the Registration Statement be declared effective.

38.	Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee tables, financial statements and organizational documents). This could impact the length of our review process. We expect to have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre- effective amendment.

Response: The Registrant acknowledges the staff’s comment.

39.	Comment: If you intend to omit certain information from the prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Registrant confirms that it will identify for the staff any omitted information.

U.S. Securities and Exchange Commission

October 18, 2024

40.	Comment: Please advise the staff if the Fund has submitted or expects to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Fund has not submitted and does not expect to submit any exemptive applications or no-action requests in in connection with the registration statement.

41.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Registrant acknowledges the staff’s comment.

Very truly yours,

/s/	Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.